FORM 55-102F6
INSIDER REPORT
(See Instructions on the back of this report)

82-2244

03032874

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL THUNDERBIRD GAMING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | |

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 25 MM 08 YY 03

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. N... BER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME: MITC...

GIVEN NAME: JACK

NO. STREET: AVENIDA SAMUEL LEWIS, EDIFICO LA RONDA, APT 7A

CITY: PANAMA

PROV: PANAMA

POSTAL CODE:

BUSINESS TELEPHONE NUMBER: 507-618-0507 EXT

BUSINESS FAX NUMBER: 507-269-2688

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUIBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	15,482					Ø	Ø		☐	15,482	2	CORINNE MITCHELL
COMMON	15,481					Ø	Ø		☐	15,481	2	AMY MIT
COMMON	15,481					Ø	Ø		☐	15,481	2	
COMMON	716,115					Ø	Ø		☐	716,115	1	
COMMON	977,000					Ø	Ø		☐	977,000	2	*SEE REMARKS
STOCK OPTIONS	777,545	20	10	03	52	Ø	96,589	.32	☐	680,956	1	
									☐			
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									☐			

dlw 10/23

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

*INVERSIONES SAN GABRIEL

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JACK R. MITCHELL

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 20 MM 10 YY 03